DIREXION FUNDS

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMTIATION AGREEMENT (the “Agreement”) is effective as of September 1, 2006, by and between, DIREXION FUNDS, a Massachusetts business trust (the “Trust”), on behalf of each of the funds listed on Appendix A (the “Funds”), each a series of the Trust, and the adviser of the Funds, Rafferty Asset Management, LLC, a New York limited liability corporation (the “Adviser”).

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser (the “Investment Advisory Agreement”); and

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Funds’ Operating Expenses (as that term is defined below in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.
Limit On Operating Expenses. The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each Fund’s respective average daily net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of each Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2.
Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds is defined to include all expenses necessary or appropriate for the operation of the Funds, including the Adviser’s advisory fee and other expenses described in the Investment Advisory Agreement and any Rule 12b-1 fees, but does not include any front-end or contingent deferred loads, taxes, leverage interest, dividends or interest on short positions, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.
Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted under the Investment Advisory Agreement, which provides that  the Adviser may recover any expenses reimbursed in the three previous years if the recovery does not cause a Fund to exceed any expense limitations voluntarily or contractually imposed by the Adviser.

4.	Term. This Agreement shall be in effect for the Funds’ fiscal year ending August 31, 2007, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.
Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust.  This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.  No shareholder approval is required to terminate or amend this agreement.

6.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.
Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.
Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

DIREXION FUNDS By: Name: Title:	RAFFETY ASSET MANAGEMENT, LLC By: Name: Title:

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APPENDIX A

	FUND	ANNUAL LIMIT

		Investor Class	Advisor Class

1.	S&P 500® Bear 1X Fund	1.75%	2.50%

2.	Dow 30SM Bull 1.25X Fund	1.75%	2.50%

3.	NASDAQ-100® Bull 1.25X Fund	1.75%	2.50%

4.	Small Cap Bull 2.5X Fund	1.75%	2.50%

5.	Small Cap Bear 2.5X Fund	1.75%	2.50%

6.	Emerging Markets Bull 2X Fund	1.75%	2.50%

7.	Emerging Markets Bear 2X Fund	1.75%	2.50%

8.	Developed Markets Bull 2X Fund	1.75%	2.50%

9.	Developed Markets Bear 2X Fund	1.75%	2.50%